May 2, 2022	TSX.V - GIGA

Giga resumes Brazilian drill program

(Vancouver, BC) - Mark Jarvis, CEO of Giga Metals Corp. (TSXV - GIGA) (OTCQX - HNCKF) announced today that the reconnaissance drill program on its 16,858-hectare Corrente property in the state of Piaui, Brazil, has resumed. As previously reported

(news release dated December 23, 2021) the drilling program was suspended because northern Brasil experienced a prolonged and higher intensity wet season than normal which commenced in December 2021 and only subsided during April 2022.

Drilling has resumed on hole 4 of the planned 10-hole (1500m combined meterage) programme. Progress and results will be reported in due course. The completed and planned hole locations are presented on the figure below.

The scientific and technical information contained in this news release has been prepared, reviewed and approved by David Tupper, P.Geo. (British Columbia), a Qualified Person ("QP") within the context of Canadian Securities Administrators' National Instrument 43-101; Standards of Disclosure for Mineral Projects (NI 43-101).

Page 2 .. cont'd.

South of Piaui Project

472.500
475.000
477.500
480.000
482.500
8.852.500
8.850.000
8.847.500
8.845.000
Hole 10
Hole 9
GG-PD-02
GG-PD-01
GG-PD-03
Hole 5
Hole 4
Hole 12
Hole 11
Hole 7
Hole 8
GG-PD-04
Corrente
0
2
kilometres
Scale 1:75.000

LEGEND

Phanerozoic

Tertiary-Quaternary

Qal Alluvial flats

Mesozoic

Ka2 Red Siltstones

Kgb Gabbroic Intrusives

Paleozoic

Conglomeratic Sandstones, Clayey Sandstones, Breccias (Siluro Cambrian Problable)

CONVENTIONS

- Giga PD 2021 - Executed
- Giga PD 2022 - Planned
- Old PD Drill Holes with few malachyte chips
- Giga Mineral Rights Areas
- Drainages
- Town
- Roads (4x2 and 4x4)
- Road s(Federal Highway)

Giga Drilling Campaign

South of Piauí Project-Brazil

GIGAMETALS CORPORATION

27/04/2022

On behalf of the Board of Directors,

"Mark Jarvis"

Mark Jarvis, CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com